AR/S

03019504

P.E. 12/31/02

0-7475

PHOTO CONTROL CORPORATION

2002

ANNUAL REPORT

Business Description

Photo Control Corporation designs, manufactures, and markets professional cameras, electronic flash equipment, lens shades and photographic accessories. A second line of business consists of the Bookendz docking station for Apple PowerBook, IBook and IPod. The principal market for the camera equipment is the sub-segment of the professional photography market which requires high-volume equipment, such as school photographers. The market for the electronic flash equipment and lens shades extends to all professional and to more experienced amateur photographers. The market for Bookendz is all owners of the Apple PowerBook, IBook and IPod. The geographic area in which the equipment is marketed consists of the entire United States and to some foreign countries. All products are sold by employees with the exception of the lens shades, where five independent representatives are used.

Corporate Communications
Requests for the annual report on Form 10-K or other Company financial communications should be directed to:

Web Site: photo-control.com

E-Mail: pcc-info@ photo-control.com

Mail: Investor Relations
Photo Control Corporation
4800 Quebec Ave. No.
Minneapolis, MN 55428

Corporate Offices
Photo Control Corporation
4800 Quebec Ave. No.
Minneapolis, MN 55428
(763) 537-3601

Legal Counsel
Gray, Plant, Mooty, Mooty & Bennett, P.A.
Minneapolis, Minnesota

Independent Public Accountants
Virchow, Krause & Company, LLP

Stock Transfer Agent
Signature Stock Transfer, Inc.
Dallas, Texas

Stock Listed
NASDAQ Small-Cap Issues
Stock symbol: PHOC

Directors
John R. Helmen
Chairman

Curtis R. Jackels
Chief Executive Officer and President

James R. Loomis
Retired President of
Magnavox Electronic Systems Co.

Scott S. Meyers
Former President of
Alliant Techsystems

Richard P. Kiphart
Principal
William Blair & Company, L.L.C.

John McMillan
President of
Scotia Technology, LLC

Corporate Officers
Curtis R. Jackels
Chief Executive Officer and President

Robert A. Leidlein
Vice President-Marketing

Mark J. Simonett
Secretary

To Our Stockholders:

2002 was a tough year. Our sales declined 28.4% or $3,070,000 in 2002 as compared to 2001. Much of this decrease is attributed to two customers that accounted for $2,834,000 of the decrease. These customers reflect the problem that is occurring within our camera customer base. They realize that digital photography is the next step, yet are uncertain as to when to take this step and how the studio or school setting should be equipped. The good news is that we have or are developing the digital products to satisfy their needs. The bad news is that until they make their decision our camera sales will suffer in two ways; they don't buy digital or film products.

In our camera product line, we currently sell a digital camera with a three mega pixel sensor. The camera will be upgraded in 2003 for two new sensors of five and fourteen mega pixels. This will allow us to have high-end and medium priced products to cover our full camera market.

Our Norman lighting line has always been a high quality product with top performance and in most cases high price. During 2002, we added a low-end priced product line called Allure that we import from China. Also at the end of 2002, we introduced a low priced but high quality monolight. The monolight has the power source and light all in one small, low-weight package that is easily mounted onto the light stand. In the past, our Norman products have been box and cable with the power supply setting on the floor and a cable running to the light that is mounted on the stand. Sales of Norman products were also always through dealers or direct to the high volume customers. We have now started to sell direct to the small studios and wedding photographers by use of a web site and shopping cart called "Photographer's Outlet". This will expand our base of potential customers to those photographers that do a small volume and are interested in lower priced products. No matter if you are capturing images digitally or on film, you need lighting equipment. The Norman product will continue to be a technologically stable line and, with our new products and marketing, an expanding line of business.

Our Bookendz dock sales increased by 31.6% or $360,000 in 2002 from 2001. We now offer docks for three Apple products, the Powerbook, Ibook and Ipod. Although this product line is outside our traditional photography markets, it has proven to be a strong performer since we acquired it in 2000 and we will continue to upgrade these units to accommodate the changes that Apple is constantly making to their products.

I feel very positive about the future of Photo Control. I wish I could tell you when our customers will switch to digital and when the economy and stock market will improve. I can't, but our belief is that the switch to digital for our customers will start to pick-up in 2003 and continue into much of 2004 and 2005.

Sincerely,

Curt Jackels
Chief Executive Officer and President

FORM 10-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(MARK ONE)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No: 0-7475

PHOTO CONTROL CORPORATION

(Exact name of Registrant as specified in its charter)

Minnesota	41-0831186
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4800 Quebec Avenue North
Minneapolis, Minnesota 55428
(Address of principal executive offices)

(763) 537-3601
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.08

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X. No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.(X)

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 1, 2003 was approximately $2,114,000 based on the closing sale price of the Registrant's Common Stock on such date.

Number of shares of $0.08 par value Common Stock outstanding at March 1, 2003: 1,604,163

DOCUMENTS INCORPORATED BY REFERENCE

1. This annual report on form 10-K consisting of 32 pages including exhibits. The exhibit index is on page 27.

2. Portions of the Registrant's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on May 15, 2003 are incorporated by reference into Part III.

Index

Photo Control Corporation

PART I

Item 1. Business

(a) General Development of Business.

Photo Control Corporation (the "Registrant" or the "Company") was organized as a Minnesota corporation in 1959. The Registrant acquired all of the outstanding stock of Norman Enterprises, Inc. ("Norman"), a California corporation, in 1973. In June 1983, the Registrant acquired all of the outstanding stock of Nord Photo Engineering, Inc. ("Nord"), a Minnesota corporation. In October 1997, Norman's manufacturing operations were moved to Minnesota and the land and building in California was sold. In October 1998 the remaining sales and service facility was closed and moved to Minneapolis. Effective January 1, 1998 the Registrant liquidated both subsidiaries and transferred the assets to Photo Control Corporation, the parent company.

The Company designs, manufactures, and markets professional Camerz film and digital cameras, photographic accessories, Norman electronic flash equipment and Lindahl photographic accessories. In October 2000, the Company acquired a non-photographic line, the Bookendz docking station for Apple PowerBook, IBook and IPod. No new Nord photographic package printers have been sold in the last three years. However, to the extent available, service parts and replacement lenses are sold.

(b) Financial Information About Segments.

The Registrant is engaged in two industries. It designs, manufactures, and markets professional photographic equipment and the Bookendz docking station for the Apple PowerBook, IBook and IPod. See Footnote 11 to Financial Statements for information about industry segments for the years ended December 31, 2002 and 2001.

(c) Narrative Description of Business.

(c) (l)(i) Principal Products, Services and Markets. The Registrant designs, manufactures and markets Camerz professional film and digital cameras, photographic accessories, Norman electronic flash equipment, and the Lindahl product line which consists of lens shades, light filters and flash brackets. All products are manufactured in our existing facility and distributed by use of our employee salesmen and five independent representatives for the Lindahl dealers. In October 2000 the Company purchased the Bookendz docking station for Apple PowerBook, IBook and IPod. The Bookendz product line is manufactured in our existing facility and distributed by use of our employee salesmen to end users and resellers of Apple products.

The principal market for the Registrant's Camerz film and digital camera equipment is the sub-segment of the professional photography market requiring high-volume equipment, such as elementary and secondary school photographers. The market with respect to the Norman electronic flash equipment and Lindahl lens shades is broader, extending to all professional photographers and to experienced amateur photographers. The market for the Bookendz docking station is the owner of the Apple PowerBook, IBook and IPod. The geographic market in which the Registrant competes with respect to film and digital camera equipment, flash equipment and lens shades consists of the entire United States and, to a lesser extent, some foreign countries. The Bookendz docking station is sold internationally, although substantially all sales are in the United States.

The Registrant markets most of its Camerz cameras, Norman electronic flash and lighting equipment, Lindahl lens shades and photographic accessories through its four employee salesmen and through the part-time use of service employees. In addition, five independent representatives are used to sell the Lindahl product line. These products are marketed primarily under the tradenames, "Camerz", "Norman" and "Lindahl". Bookendz products are marketed by use of the same employees that are used for the photographic products. It is expected that the sales force will remain at the current level during 2003.

(c)(1)(ii) New Products and Services. In 2002 the Company introduced a three mega pixel digital camera. In the Norman product line the Allure DP320 monolight was introduced which can be used with standard AC power or an optional battery power supply. Also, a 600 watt second moonlight called the ML600 which is a high quality, low cost, lightweight power source and lamphead all in one unit was introduced in December 2002. In addition, lighting products are being sold direct to end users on a website called Photographers Outlet. In the Lindahl product line several new revolving camera brackets were released for the Kodak 760, the Nikon D2 and Fuji S1 and S2 cameras. A dock for the Apple IPod was introduced in May 2002. In 2003, the Company plans to develop two new digital cameras with five mega pixel and fourteen mega pixel sensors. The Company has entered into an agreement with a third party for the development of the five mega pixel camera.

(c)(1)(iii) Sources and Availability of Raw Materials. Materials required for the Registrant's photographic equipment consist primarily of fabricated parts, lenses, electronic components, and lights, most of which are readily available from numerous sources. Material for the Bookendz product consist primarily of electronic components and fabricated parts which are readily available.

(c)(1)(iv) Patents, Trademarks, Licenses, Franchises and Concessions. When the Company acquired the Bookendz product line in 2000, it also acquired the exclusive license right to patent number 5,186,646. Upon payment of the amount due under the purchase agreement the Company will own the patent. The patent provides for multiple ports or connections which allows for easy and quick connection between two devices. Also in 2000, utility patent number 6,024,461 and design patent number 428,661 were issued for a lamphead having a multi-positional base and removable mountable reflector flashtube assembly. The patented lamphead is used in the Norman flash equipment product line and allows for interchange of the flashtube assembly on the lamphead. The Registrant received U.S. Patents Nos. 5,294,950 on March 15, 1994 and 5,812,895 on September 22, 1998 for an identification system for automated film and order processing including machine and human readable code.

The Registrant is the owner of the registered trademarks "Camerz", "Norman" and "Lindahl", and the logo-type designs used in connection with the sale of photographic equipment under those names. Upon payment of the amounts due under the purchase contract, the Company will own the registered trademark "Bookendz" and now has the exclusive license to the name until the contract is paid.

Although the Registrant's patents and trademarks are valuable, they are not considered to be essential to the Company's success. Innovative application of existing technology along with providing efficient and quality products are of primary importance.

The Registrant has entered into agreements with employees which agreements grant the Registrant a exclusive right to use, make and sell inventions conceived by employees during their employment with the Registrant. The Registrant believes that the right to use, make and sell such inventions adequately protects the Registrant against any employee who might claim an exclusive proprietary right in an invention developed while the employee was employed by the Registrant.

(c)(1)(v) Seasonal Fluctuations. The photographic equipment business is somewhat seasonal, with a larger volume of sales from March through October. Historically, the Bookendz product has less sales volume in the summer months.

(c)(1)(vi) Working Capital Practices. The Registrant believes that its working capital needs are typical to the industry. The nature of the Registrant's business does not require that it provide extended payment terms to customers. The Registrant maintains an inventory of raw material and finished products and permits customers to return only defective merchandise.

(c)(1)(vii) Single Customer. During the years ended December 31, 2002, 2001 and 2000, the Company derived 17.2%, 27.5% and 50.3%, respectively, of its sales from an unaffiliated customer, Lifetouch Inc. and its affiliates. During the years ended December 31, 2002, 2001 and 2000, 6.2%, 15.5% and 4.7%, respectively, of the Company's sales were from another unaffiliated customer, CPI Corp. During the years ended December 31, 2002, 2001, and 2000, 14.0%, 2.8% and 0.5%, respectively, of it sales were from a third unaffiliated customer, PCA National, Inc.

(c)(1)(viii) Backlog. The dollar amount of backlog believed by the Registrant to be firm at the years ended December 31, 2002, 2001 and 2000, is $360,000, $965,000 and $2,872,000, respectively. The Registrant anticipates that it will be able to fill all current backlog orders during the fiscal year ending December 31, 2003.

(c)(1)(ix) Government Contracts. No material portion of the Registrant's business is subject to renegotiation of profits or termination of any contract or subcontract at the election of the Government.

(c)(1)(x) Competition. Primary methods of competition for the Company's products are product performance, reliability, service, and delivery. Because of varying product lines, the Registrant is unable to state accurately its competitive position in relation to such competitors. The Camerz film cameras have no known competitor, however, the digital cameras compete with the digital professional cameras sold by Kodak, Fuji and Nikon. In the somewhat broader market in which the Norman professional studio electronic flash equipment competes, there are approximately ten significant competitors, several of which are well established. The Registrant is unable to state accurately Norman's overall competitive position in relation to such competitors. Norman's dominant competitors are Broncolor, Dynalite, White Lighting, Photogenic, ProFoto and Speed-O-Tron. The Lindahl line has one known competitor, Jones Brackets, Inc.. Bookendz docking stations have no known competitors.

(c)(1)(xi) Research and Development. For the years ended December 31, 2002, 2001 and 2000, the Registrant spent $601,000, $713,000 and $551,000, respectively, on research activities relating to the development of new products, services, and production engineering. The Company intends to increase its level of spending on research and development in 2003 primarily to update its digital cameras.

(c)(1)(xii) Environmental Regulation. Federal, state and local laws and regulations with respect to the environment have had no material effect on the Registrant's capital expenditures, earnings, or respective competitive positions.

(c)(1)(xiii) Employees. As of December 31, 2002, the Registrant had 51 full time employees and 5 part time employees. The Registrant utilizes subcontract personnel on a temporary basis to supplement its regular work force, which totaled 3 people as of December 31, 2002.

(d) Financial Information About Foreign and Domestic Operations and Export Sales. The Registrant has no operations based outside of the United States. During each of the last three years ended December 31, 2002, slightly less than 5% of the Registrant's sales were derived from export sales.

Item 2. Properties

The Registrant's principal property is located at 4800 Quebec Avenue North, Minneapolis, Minnesota. The building at that location consists of 55,000 square feet and is located on 3 1/2 acres of land. The building was constructed in 1971 and was purchased in 1980. Extensive remodeling has been done to meet the specific needs of the Company. The Registrant first occupied the building during the fall of 1980, and uses the building for the manufacturing of all its products and as corporate offices.

The Registrant believes its present facilities are adequate for its current level of operation and provide for a reasonable increase in production activities.

Item 3. Legal Proceedings

The Registrant is not a party to, and none of its property is the subject of, any material pending legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of the Registrant's shareholders during the Registrant's quarter ending December 31, 2002.

Executive Officers of the Registrant

Name, Age and Present Position of Officer	Business Experience
John R. Helmen, 62 Chairman	Mr. Helmen was appointed Chairman of the Registrant in June 2001 when he resigned from his positions of President and CEO. He was the President of the Registrant since April 1997. In August 1997, the Board of Directors appointed him CEO and a director of the Registrant. Mr. Helmen was employed by Supra Color Labs, Inc. as Vice President, Director of Sales and Marketing from 1977 through 1979, President from 1979 through 1993, and General Manager after the sale of Supra Color to Burrel Professional Labs in 1993
Curtis R. Jackels, 56 Chief Executive Officer President and Director	Mr. Jackels was appointed CEO and President of the Registrant in June 2001. He had been Vice President-Finance of the Registrant since August 1985 and Treasurer since November 1980. He has been a director since May 2001. Mr. Jackels was controller from June 1978 to November 1980. Prior to June, 1978, Mr. Jackels was employed by two public accounting firms.
Robert A. Leidlein, 53 Vice President-Marketing	Mr. Leidlein joined the Registrant in August 2001. From May 1995 to July 2001, Mr. Leidlein was the Group Executive International Operations of Photo Marketing Association International. From August 1985 to April 1995, Mr. Leidlein had been President of Photoquip.
Mark J. Simonett, 46 Secretary	Mr. Simonett has served as the Registrant's General Counsel and Personnel Director since September 1992, as Secretary since May 1993, and as Vice President from May 1998 to June 30, 1999. He also served as a director of the Registrant from April 2000 to May 2001. Beginning July 1, 1999, Mr. Simonett continued to serve part-time as General Counsel and Secretary. Mr. Simonett also works as an attorney on contract with the Law Department of Schwan's Sales Enterprises, Inc.

The term of office for each executive officer is from one annual meeting of directors until the next annual meeting or until a successor is elected. There are no arrangements or understandings between any of the executive officers and any other person (other than arrangements or understandings with directors or officers acting as such) pursuant to which any of the executive officers were selected as an officer of the Registrant. There are no family relationships between any of the Registrant's directors or executive officers.

PART II

Item 5: Market for Registrant's Common Equity and Related Shareholder Matter

Selected Common Stock Data

The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation System (NASDAQ) . The Company has never paid any cash dividends. It intends to retain earnings to finance the development of its business. Stockholders of record on December 31, 2002 numbered 293. The Company estimates that an additional 400 stockholders own stock held for their account at brokerage firms and financial institutions. The following table sets forth the high and low sales prices for the periods set forth below. The source of the prices is the NASDAQ Historical Trade Tables.

	2002		2001	
Quarter Ended	High	Low	High	Low
March 31	2.54	2.11	3.87	2.12
June 30	2.20	1.65	3.25	2.56
September 30	1.89	1.40	3.30	2.05
December 31	1.93	1.10	2.51	1.40

Item 6: Selected Financial Data

	Year Ended December 31				
	2002	2001	2000	1999	1998
Net Sales	$7,739,393	$10,809,359	$12,349,983	$9,335,077	$10,014,685
Net Income (Loss)	170,009	721,741	1,118,805	300,533	(1,017,170)
Net Income (Loss) Per Share	.11	.45	.70	.19	(0.63)
Return on Sales	2.2%	6.7%	9.1%	3.2%	(10.2)%
Return on Beginning Net Worth	2.1%	9.8%	17.9%	5.1%	(14.6)%
Return on Beginning Assets	1.6%	7.2%	13.8%	4.0%	(12.4)%
Working Capital	$6,526,574	$6,013,396	$4,949,100	$4,364,249	$4,364,249
Plant and Equipment	1,241,641	1,451,023	1,571,239	1,621,675	1,757,246
Total Assets	9,935,089	10,318,997	10,075,619	8,109,810	7,452,931
Long-Term Debt	0	0	504,240	0	0
Stockholders' Equity	8,261,750	8,091,741	7,370,000	6,251,195	5,950,662
Book Value Per Share	5.15	5.04	4.60	3.90	3.71
Shares Outstanding	1,604,163	1,604,163	1,604,163	1,604,163	1,604,163

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Photo Control Corporation is a manufacturer of professional photographic equipment and the Bookendz docking stations. There are three photographic product lines: long-roll film and digital cameras, electronic flash equipment and lens shades. All three product lines are used primarily for high volume portrait, commercial and school photography. The Company continues to offer service parts and support on a fourth line of photographic package printers. However, because this product is technologically obsolete, no new printers have been sold in the last three years. The Bookendz products are docking stations for the Apple Powerbook, Ibook and Ipod.

In recent years there has been a consolidation in the markets served by our photographic equipment, resulting in excess capacity and sales to fewer customers. Sales are highly concentrated to several high volume studio and school photographers. For the years ended December 31, 2002, 2001 and 2000, three customers comprised 37.4%, 45.8% and 55.5%, respectively of the Company's sales.

Sales by other companies of consumer digital cameras and products have increased significantly over the last several years. However, the professional photographic markets have experienced a slow gradual increase for digital products with the lower volume individual wedding and studio photographers purchasing high-end professional cameras from such companies as Kodak, Fuji and Nikon. This trend has yet to immerge in the high volume professional photographers, which is the market the Company primarily serves. Beginning in 1998, sales of the Company's new film cameras decreased significantly because professional photographers would either make new investments in digital products or buy used film equipment. As a result, the Company's camera sales have declined in recent years. However, the Company offers several digital camera products and will continue to develop and sell new digital products.

The Company's electronic flash equipment is of high quality, premium priced, and targeted at high volume photographers. Lighting considerations are similar for both digital and film photography. During 2002 the Company began to distribute a low priced line of lights imported from China. Also, at the end of 2002, a new high quality, lower priced monolight was brought to market. The Company expects its new products coupled with its older products will satisfy a broader spectrum of the lighting market.

The lens shade product line also includes light filters and brackets that are used to attach the special effect shades and filters to professional medium format cameras. Both the lens shade line and photographic printer service parts account for less than eight percent of sales in 2002.

The Bookendz docking stations allow owners of Apple Powerbooks, Ibooks and Ipods to remove the device from the dock for travel and upon return, dock the device without having to make a connection for each individual peripheral device. Apple constantly changes the configuration of their equipment and the docks are frequently redesigned and retooled to accommodate theses changes.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include reserves for obsolete inventory, reserves for warranty and the carrying value of intangible assets.

In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare them with the inventory levels. Reserve requirements increase as projected demand decreases due to market conditions, technological and product life cycle changes. We have experienced significant changes in reserves in recent periods due to photography switching from film to digital capture and consolidation of our customers resulting in excess capacity and declining requirements for equipment. Such estimates are difficult to make under current volatile economic conditions and it is possible significant changes in required inventory reserves may continue to occur in the future.

Warranty reserves are determined by applying historical claim rate experience to the current installed base of equipment. Historical claim rates are developed using four years of actual warranty expense to establish the reserve requirement for any given accounting period.

Currently the only intangible asset is the patent right. This asset is being amortized over the legal life of the patent, however, if significant changes would occur to the estimated future cash flow of the product sales under the patent right, an additional write down would be determined based on the reduction of such cash flows.

Off Balance Sheet Financing Arrangements
As of December 31, 2002 there are no off-balance sheet arrangements, unconsolidated subsidiaries and commitments or guarantees of other parties. At December 31, 2002 the Company has one employment agreement that expires in November 2003 with an unpaid balance of $24,444.

Results of Operations
The following table presents selected items from the Company's Statements of Operations expressed as percentages of sales for the year indicated:

	YEAR ENDED DECEMBER 31		
	2002	2001	2000
Sales	100.0%	100.0%	100.0%
Gross Margin	23.5	32.2	29.7
Marketing & Administrative	17.2	15.6	14.7
Research, Development & Engineering	7.8	6.6	4.5
Gain on Sale of Land and Building	(1.2)	0.0	0.0
Income Before Taxes	0.0	10.0	10.5
Net Income	2.2	6.7	9.1

Sales
Total sales in 2002 decreased $3,070,000 or 28.4% as compared to 2001. Camera sales decreased by $2,334,000 primarily due to the completion of a $6,600,000 contract in 2001, of which $1,706,000 was shipped in 2001. Also, sales of film cameras decreased by 52.0% in 2002 from 2001. Sales of flash equipment decreased $875,000 due to one large OEM customer who did not order in 2002 at the same level as 2001. Sales of the Bookendz product line increased $360,000 in 2002 as compared to 2001. Two new products, a dock for the Ipod and the Ibook were added to the line in 2002. The two other products, Lindahl shades and Nord printer parts which accounted for 7.9% of sales, decreased by $221,000 in 2002 as compared to 2001.

Total sales in 2001 decreased $1,540,000 compared to 2000. Camera sales decreased by $3,147,000 in 2001, primarily due to the decreased amount shipped under a $6,600,000 camera contract of $1,706,000 in 2001 as compared to $4,563,000 in 2000, a decrease of $2,857,000. Sales of the new Bookendz product line increased $1,067,000. This product line was purchased in October 2000 and 2001 sales reflect a full year of operation. Sales of the Lindahl product line increased $487,000. This product line was purchased in November 2000 and 2001 sales reflect a full year of operations. Lighting sales increased by $269,000 primarily reflecting pricing increases. Package printer sales decreased by $126,000. Sales of the printer product line are under $300,000 annually. No new optical package printers have been sold in the last several years. The Company sells printer service parts to the extent that they are available.

Gross Margins
The gross margins were 23.5%, 32.2% and 29.7% for the years ended December 31, 2002, 2001 and 2000, respectively. Because of low sales volume in 2002 there was an under absorption of manufacturing overhead of $662,000 compared to an under absorption of $234,000 in 2001. It is expected that gross margins in 2003 will remain at approximately 24.0% if sales volume does not significantly change. However, gross margins are expected to fluctuate on a quarterly basis because of product mix changes and the seasonality of sales.

Marketing and Administrative
Marketing and administrative expenses were $1,330,639, $1,687,717 and $1,821,165 for the years ended December 31, 2002, 2001 and 2000, respectively. As a percentage of sales, marketing and administrative expenses have increased to 17.2% in 2002 from 15.6% in 2001 and from 14.7% in 2000. Marketing and administrative expense increased as a percentage of sales from 2002 to 2001 and 2001 to 2000 because the expenses did not decrease proportionally with the sales decreases. The decrease in dollar amounts reflect decreased staff in 2002 and 2001.

Research, Development and Engineering
Research, development and engineering expenses were $601,360, $713,112 and $551,457 for the years ended December 31, 2002, 2001 and 2000, respectively. In 2002, the Company reduced the engineering staff, however in 2003 it is anticipated the Company

will spend slightly over $800,000. This increase in spending is to develop several new digital cameras and products. In 2001, the Company developed three new digital camera products and a docking station for the Apple IBook Computer that was brought to market in December.

Quarterly Results
The three years ended December 31, 2002 reflect the seasonal demand for the Company's products resulting in relatively higher sales in the second and third quarters.

Income Taxes
In 2001, the Company had fully reserved its deferred income tax assets of $846,000 with a $846,000 valuation allowance, resulting in a $160,000 deferred income tax provision for a total income tax provision of $360,000 in 2001. However, in 2002 the Company carried its tax loss back and received an income tax benefit of $190,000. At December 31, 2002, the Company's deferred tax asset of $635,000 is fully reserved. In 2000, the Company used all of its tax loss carry forwards which resulted in an effective tax rate of 13.8% and a provision of $180,000 for income taxes.

Liquidity and Capital Resources
Cash increased to $3,520,622 at December 31, 2002 from $3,019,781 at December 31, 2001. Working capital increased to $6,526,574 at December 31, 2002 from $6,013,396 at December 31, 2001 as a result of an increase in cash.

Capital expenditures were $20,231 in 2002, $215,354 in 2001 and $243,638 in 2000. The Company also spent $1,655,000 to acquire the Bookendz patent rights in 2000. The Company estimates that additional capital investments for property and equipment will be approximately $100,000 in 2003.

The Company has an unsecured line of credit for $1,000,000 at the prime rate of interest. At December 31, 2002, there were no borrowings under the line.

The Company believes that its current cash position, its cash flow from operations and amounts available from bank borrowing should be adequate to meet its anticipated cash needs for working capital and capital expenditures during 2003.

Gain on Sale of Land and Building
In 2002, the Company sold its 5,000 square foot building and related land in Hinckley Minnesota that had been under a lease for the last four years which resulted in a gain of $90,055.

Cautionary Statement
Statements included in this management's discussion and analysis of financial condition and results of operations, in the letter to stockholders, elsewhere in the Company's Form 10-K and in future filings by the company with the Securities and Exchange Commission which are not historical in nature are identified as "forward looking statements" for the purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company cautions readers that forward looking statements, including without limitations, those relating to the Company's future business prospects, revenues, gross profit margins, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. The risks and uncertainties include, but are not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development and market acceptance, the regulatory and trade environment, and any other risks indicated.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

The Company's line of credit described in Footnote 4 to the Financial Statements carries interest rate risk. Amounts borrowed under this agreement are subject to interest charges at a rate tied to the lending base rate which is generally prime rate. There were no borrowings under the line in 2002 or 2001. The Company's cash and cash equivalents consist of cash and money market funds. All amounts are placed with creditworthy financial institutions, however the rate of return will fluctuate with the change in market interest rates.

Item 8: Financial Statements and Supplementary Data

Independent Auditors' Report

Audit Committee, Board of Directors and Stockholders
Photo Control Corporation

We have audited the accompanying balance sheets of Photo Control Corporation as of December 31, 2002 and 2001, and the related statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Photo Control Corporation as of December 31, 2002 and 2001 and the results of operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota
January 17, 2003

Virchow, Krause & Company, LLP

Statements of Operations

	Year Ended December 31		
	2002	2001	2000
Net Sales	$7,739,393	$10,809,359	$12,349,983
Cost of Sales	5,917,440	7,326,789	8,678,556
Gross Profit	1,821,953	3,482,570	3,671,427
Expenses			
Marketing and Administrative	1,330,639	1,687,717	1,821,165
Research, Development and Engineering	601,360	713,112	551,457
Gain on Sale of Land and Building	(90,055)		
	1,841,944	2,400,829	2,372,622
Income(Loss) Before Income Taxes	(19,991)	1,081,741	1,298,805
Income Tax Provision(Benefit)	(190,000)	360,000	180,000
Net Income	$170,009	$721,741	$1,118,805
Net Income Per Common Share-Basic	$ .11	$ .45	$ .70
Net Income Per Common Share-Diluted	$ .10	$ .43	$ .67

See accompanying Notes to Financial Statements

Statements of Changes in Stockholders' Equity

	Common Stock			
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings
Balance at December 31, 1999	1,604,163	$128,333	$1,393,484	$4,729,378
Net Income				1,118,805
Balance at December 31, 2000	1,604,163	128,333	1,393,484	5,848,183
Net Income				721,741
Balance at December 31, 2001	1,604,163	128,333	1,393,484	6,569,924
Net Income				170,009
Balance at December 31, 2002	1,604,163	$128,333	$1,393,484	$6,739,933

See accompanying Notes to Financial Statements

Balance Sheets

Assets	December 31 2002	2001
Current Assets		
Cash and Cash Equivalents	$3,520,622	$3,019,781
Accounts Receivable, Less Allowance of $40,000	379,045	490,939
Inventories	3,144,766	3,574,479
Prepaid Expenses	110,805	154,977
Refundable Income Taxes	171,127	87,780
Total Current Assets	7,326,365	7,327,956
Other Assets		
Patent Right, Net of Amortization	1,270,798	1,448,122
Cash Value of Life Insurance	96,285	91,896
Total Other Assets	1,367,083	1,540,018
Plant and Equipment		
Land and Building	2,181,120	2,310,823
Machinery and Equipment	2,485,818	2,525,536
Accumulated Depreciation	(3,425,297)	(3,385,336)
Total Plant and Equipment	1,241,641	1,451,023
	$9,935,089	$10,318,997
Liabilities and Stockholders' Equity		
Current Liabilities		
Current Portion of Purchase Contract	$184,920	$507,840
Accounts Payable	156,977	132,181
Accrued Payroll and Employee Benefits	141,751	336,153
Accrued Expenses	316,143	338,386
Total Current Liabilities	799,791	1,314,560
Other Accrued Expense - Retirement Benefit	873,548	912,696
Stockholders' Equity		
Common Stock		
Par Value $.08 Authorized 5,000,000		
Shares Issued 1,604,163	128,333	128,333
Additional Paid-In Capital	1,393,484	1,393,484
Retained Earnings	6,739,933	6,569,924
Total Stockholders' Equity	8,261,750	8,091,741
	$9,935,089	$10,318,997

See accompanying Notes to Financial Statements

Statements of Cash Flows

	Year Ended December 31		
	2002	2001	2000
Cash flows from operating activities:			
Net income from operations	$170,009	$721,741	$1,118,805
Items not affecting cash-			
Depreciation	222,999	283,848	230,739
Amortization	177,324	177,324	29,554
Deferred retirement benefit	34,153	151,241	147,626
(Gain)Loss on sale of land, building and equipment	(88,940)	10,374	54,361
Provision for inventory obsolescence	275,950	157,936	395,487
Deferred income taxes		160,000	
Payment of deferred compensation	(73,301)	(216,688)	(69,964)
Change in operating assets and liabilities:			
Receivables	111,894	792,916	(636,258)
Inventories	153,763	38,848	311,890
Prepaid expenses	44,172	(77,086)	(3,461)
Accounts payable	24,796	(244,982)	95,747
Accrued expenses	(216,645)	36,964	(254,475)
Accrued and refundable income taxes	(83,347)	(271,610)	183,830
Net cash provided by operating activities	752,827	1,720,826	1,603,881
Cash flows from investing activities:			
Purchase of patent right			(895,000)
Proceeds from sale of land, building and equipment	95,555	41,346	8,975
Additions to plant and equipment	(20,232)	(215,354)	(243,638)
Proceeds from life insurance		458,591	
Additions to cash value of life insurance	(4,389)	(3,888)	(23,100)
Net cash provided (used) in investing activities	70,934	280,695	(1,152,763)
Cash flows from financing activities:			
Payment on purchase contract	(322,920)	(236,400)	(15,760)
Change in cash and cash equivalents	500,841	1,765,121	435,358
Cash and cash equivalents at beginning of year	3,019,781	1,254,660	819,302
Cash and cash equivalents at end of year	$3,520,622	$3,019,781	$1,254,660
Supplemental disclosure information:			
Income tax payments	$14,809	$471,610	$7,532
Income tax refunds	$121,462	$	$
Non-cash investing and finance activity:			
Purchase of patent right with contract	$	$	$760,000

See accompanying Notes to Financial Statements

Notes to
Financial Statements

Note 1. Business Description
Photo Control Corporation (the Company) designs, manufactures and markets professional cameras, electronic flash equipment, lens shades and related photographic accessories. A second line of business consists of the Bookendz docking stations for the Apple PowerBook, IBook and IPod.

The principal market for the Company's long-roll film and digital camera equipment is the sub-segment of the professional photography market requiring high-volume equipment, such as elementary and secondary school photographers. The market with respect to electronic flash equipment and the Lindahl products is broader, extending to all professional and commercial photographers and to experienced amateur photographers. The market for Bookendz is all owners of the Apple PowerBooks, IBooks and IPods. The geographic market in which the Company competes consists of the entire United States and, to a lesser extent, some foreign countries.

In 2002, sales of camera equipment and flash equipment were approximately equal followed by Bookendz and lens shades. In 2001, sales of camera equipment was the highest followed by flash equipment, Bookendz and lens shade sales. There has been a consolidation of school photography and studio portrait photography in recent years which has concentrated the Company's sales to fewer customers. It is expected that this trend will continue. In 2002, three customers accounted for 37.4% of the Company's sales, in 2001 45.8% and in 2000 55.5%. Due to the rapidly changing technology related to many areas of image processing, the Company has discontinued manufacturing many products and is replacing them with newer, updated equipment.

Note 2. Significant Accounting Policies
Use of Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition - Sales are recorded when the product is shipped and returns are permitted only for defective equipment.

Accounts Receivable – The Company extends unsecured credit to customers in the normal course of business and believes all accounts in excess of the allowance for doubtful accounts to be fully collectible. If accounts receivable in excess of the provided allowance are determined uncollectible, they are charged to expense on the year that determination is made.

Inventories - Inventories of raw materials, work in process and finished goods are valued at the lower of cost (first-in, first-out) or market. Market represents estimated realizable value in the case of finished goods and replacement or reproduction cost in the case of other inventories. Because of changing technology and market demand, inventory is subject to obsolescence. An annual review is made of all inventory to determine if any obsolete, discontinued or slow moving items are in inventory. Based on this review, inventory is disposed of or an allowance for obsolescence established to cover any future disposals.

Plant and Equipment - Plant and equipment are stated at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of 35 years for the building and 3 to 7 years for machinery and equipment. Ordinary maintenance and repairs are charged to operations, and expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations and the related asset and accumulated depreciation accounts are adjusted accordingly. The Company assesses long-lived assets for impairment under FASB Statement 121 using estimates of undiscounted future cash flows. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. To date, there have been no such losses.

Fair Value of Financial Instruments - The carrying amounts for cash and cash equivalents, receivables, accounts payable, accrued liabilities and purchase contract approximate fair value because of the short maturity of these instruments. The Company does not have any derivative financial instruments.

Amortization of Patent Right – Patent cost of $1,655,000 is being amortized over nine years, which is based on the life of the patent. As of December 31, 2002 and 2001 the unamortized balance is $1,270,798 and $1,448,122.

Research and Development - Expenditures for research and development are charged against operations as incurred.

Income Taxes - Deferred income taxes are provided for expenses recognized in different time periods for financial reporting and income tax purposes. These differences consist primarily of deferred retirement benefit that is not deductible for taxes and inventory which has a higher tax basis than for financial reporting purposes. Deferred taxes are reduced by a valuation allowance to the extent that realization of the related deferred tax asset is not assured.

Advertising - Advertising costs are included in Marketing and Administrative Expenses and are expensed as incurred. Advertising expense was $96,000, $89,000 and $57,000 for the years ended December 31, 2002, 2001 and 2000 respectively.

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent. Cash and cash equivalents consist of short-term securities and bank balances. The Company at December 31, 2002 and periodically throughout the year has maintained balances in various operating and money market accounts in excess of federally insured limits.

Net Income Per Share - Net income per common share was based on the weighted average number of common shares outstanding during the period when computing the basic net income per share. When dilutive, stock options are included as equivalents using the treasury stock market method when computing the diluted net income per share. The weighted average number of common shares outstanding for the three years ended December 2002 was 1,604,163. The basic earnings per share was $.11, $.45 and $.70 for the years ended December 31, 2002, 2001 and 2000 respectively. The dilutive net income per share was $.10 and $.43 and $.67 for the years ended December 31, 2002, 2001 and 2000 respectively which was computed using an additional 43,000, 63,000 and 71,000 shares for the dilutive effect of stock options.

Impact of Recent Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 and is effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of SFAS No. 144 generally are to be applied prospectively. The Company believes the adoption of SFAS No. 144 will not have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." This standard nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of the entity's commitment to an exit plan. SFAS No. 146 is effective after December 31, 2002. The Company believes the adoption of SFAS No. 146 will not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for financial statements for fiscal years ending after December 15, 2002. The Company has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation, pursuant to SFAS No. 148. The Company believes the adoption of SFAS No. 148 will not have a material impact on the Company's financial position or results of operations.

Note 3. Inventories

The following inventories were on hand at December 31:

	2002	2001	2000
Raw Materials	$1,904,392	$2,752,418	$3,337,770
Work in Process	103,993	39,182	436,780
Finished Goods	1,536,381	1,732,879	1,596,713
Reserve for Obsolescence	(400,000)	(950,000)	(1,600,000)
	$3,144,766	$3,574,479	$3,771,263

Note 4. Accrued Expenses and Warranty Costs

Accrued expenses at December 31 are as follows:

	2002	2001
Product Warranty Reserve	$200,000	$200,000
Real Estate Taxes	86,000	90,000
Other	30,143	48,386
	$316,143	$338,386

The Company warrants its products for one or two years. The reserve for warranty is computed by averaging the last four years warranty costs incurred and multiplying by two which provides a full two year warranty on all products. The Company has reserved an additional $50,000 to cover any unanticipated or unusual product warranty problems. The following summarizes the warranty transactions:

	2002	2001	2000
Balance at Beginning of Year	$200,000	$200,000	$108,000
Claims Paid	(61,840)	(79,900)	(74,260)
Expense Provision	61,840	79,900	166,260
Balance at End of Year	$200,000	$200,000	$200,000

Note 5. Short-Term Line of Credit

The Company has a $1,000,000 unsecured line of credit agreement at the prime rate of interest. There were no borrowings under the line of credit during the years ended December 31, 2002 and 2001.

Note 6. Commitments

The Company has retirement benefit agreements with key management personnel, which are funded by life insurance. Under the agreements, covered individuals become vested immediately upon death or if employed at age 65. Benefit costs are recognized over the period of service and recorded as accrued retirement benefit.

Under the purchase contract for Bookendz, the Company is required to pay a fee for each Bookendz unit sold until a total of $760,000 is paid. At December 31, 2002 and 2001 there were unpaid balances of $184,920 and $507,840 respectively.

The Company has an employment agreement with the President of Lindahl Specialties, Inc. that expires in 2003 with an unpaid balance of $24,444 as of December 31, 2002.

Note 7. Income Taxes

The income tax provision shown in the statements of operations is detailed below for each year ended December 31:

	2002	2001	2000
Current			
Federal	$(190,000)	$168,000	$167,000
State		32,000	13,000
Deferred		160,000	
	$(190,000)	$360,000	$180,000

The income tax provision varied from the federal statutory tax rate as follows for each year ended December 31:

	2002	2001	2000
U.S. Statutory Rate	(34.0%)	34.0%	34.0%
State Income Taxes, Net of Federal Income Tax Benefit		2.0	2.5
Inventory Disposal	(916.4)	(20.0)	
Utilization of Loss Carry Forward			(22.7)
Valuation Allowance		14.8	
Other, net		2.5	
	(950.4%)	33.3%	13.8%

The following summarizes the tax effects of the significant temporary differences which comprise the deferred tax asset at year ended December 31:

	2002	2001
Inventory Costs	$144,000	$374,000
Deferred Retirement Benefit	314,000	330,000
Bad Debt Reserves	14,000	14,000
Accrued Benefits	39,000	28,000
Accrued Costs	72,000	72,000
Financial Amortization in Excess of Tax	52,000	28,000
Net Deferred Tax Asset	635,000	846,000
Valuation Allowance	(635,000)	(846,000)
Net Deferred Income Tax		

Note 8. Profit Sharing Plan

The Company has a 401K plan, which covers qualified full-time employees. The Company matches the employees contributions to 8% of the employees salary at a rate of 25%. An additional 10% match is contributed if certain profit goals are achieved. The Company contributed $56,159, $59,979 and $61,040 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 9. Stock Options

Non-qualified stock options to purchase shares of the Company's common stock have been granted to certain officers, directors, and key employees. Option prices of all the grants were not less than the fair market value of the Company's common stock at dates of grants. At December 31, 2002, there were 49,573 shares of common stock available under the plan for future grants.

The Company has elected to account for non-qualified stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized for stock options.

The following summarizes the changes in the options for the years ended December 31:

	2002		2001		2000	
	Number of Options	Exercise Price	Number of Options	Exercise Price	Number of Options	Exercise Price
Balance at Beginning of Year	359,000	$2.66	227,000	$2.31	277,000	$2.31
Granted			200,000	$3.20	15,000	$3.19
Expired	(28,000)	$3.42	(68,000)	$3.11	(65,000)	$3.00
Balance at End of Year	331,000	$2.60	359,000	$2.66	227,000	$2.31

The following summarizes the outstanding and exercisable options as of December 31, 2002 and the potential realizable value assuming annual rates of stock price appreciation for the option term:

Options Outstanding				Exercisable Options	
Range of Price	Number of Options	Remaining Life (Years)	Exercise Price	Number of Options	Exercise Price
$2.80	20,000	0.1	$2.80	20,000	$2.80
$1.19	96,000	1.1	$1.19	96,000	$1.19
$3.19	15,000	2.6	$3.19	5,000	$3.19
$2.20 to 3.44	200,000	3.2	$3.11		
	331,000			121,000	

In determining the compensation cost of the options granted during the three years ended December 31, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the weighted average assumptions used in these calculations are summarized as follows for the years ended December 31, 2002, 2001 and 2000. The risk free interest rates: 6.5%; the expected life options: 5 years; the expected volatility ranges: 50.0%; the expected dividend yields: 0.0%.

Had compensation cost for the Company's stock options been determined based on fair value at the grant dates consistent with the method as defined under SFAS No. 123, the Company's net income would have changed to the pro forma amounts indicated below:

	2002	2001	2000
Net income:			
As reported	$170,009	$721,741	$1,118,805
Pro forma	$41,009	$579,741	$1,073,805
Net income per common share-basic:			
As reported	$ 0.11	$ 0.45	$ 0.70
Pro forma	$ 0.03	$ 0.36	$ 0.67
Net income per common share-diluted:			
As reported	$ 0.10	$ 0.43	$ 0.67
Pro forma	$ 0.02	$ 0.34	$ 0.64

Note 10. Major Customers
During the years ended December 31, 2002, 2001, and 2000, three unaffiliated customers accounted for the following percentages of sales:

Customer	2002	2001	2000
A	17.2%	27.5%	50.3%
B	14.0	2.8	.5
C	6.2	15.5	4.7
	37.4%	45.8%	55.5%

Note 11. Segment Reporting
In October 2000 the Company purchased the Bookendz product line which is a docking station for the Apple PowerBook, IBook and IPod. All of its operations (sales and marketing, engineering, manufacturing and administration) were merged into Photo Control's existing structure. Accordingly, the only activity for Bookendz that is separately maintained is sales, cost of sales and the cost of its related assets. The following summarizes the Bookendz operation:

	Assets	
Bookendz	12-31-02	12-31-01
Unamortized Patent Right............	$1,270,798	$1,448,122
Inventory................................	246,113	172,096
Tooling.................................	36,347	78,999
Total Bookendz..................	$1,553,258	$1,699,217
Total Company.............................	$9,935,089	$10,318,997

	Sales	
	12-31-02	12-31-01
Bookendz..................................	$1,499,947	$1,140,005
Total Company.............................	$7,739,393	$10,809,359

Note 12. Quarterly Information (unaudited)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2002, 2001 and 2000:

Year ended December 31, 2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
Sales	$1,703,475	$2,027,180	$2,497,561	$1,511,177	$7,739,393
Gross Profit	371,667	509,333	573,964	366,988	1,821,953
Net Income(Loss)	(123,242)	24,976	119,503	148,772	170,009
Net Income(Loss) Per Share	(.08)	.02	.07	.10	.11

Year ended December 31, 2001	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
Sales	$3,093,996	$3,159,355	$2,953,330	$1,602,678	$10,809,359
Gross Profit	1,142,860	944,532	893,883	501,295	3,482,570
Net Income	271,641	183,322	194,564	72,214	721,741
Net Income Per Share	.17	.11	.12	.05	.45

Year ended December 31, 2000	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
Sales	$2,108,592	$3,718,870	$3,720,897	$2,801,624	$12,349,983
Gross Profit	525,212	1,127,110	1,169,943	849,162	3,671,427
Net Income (Loss)	(83,732)	505,493	599,354	97,690	1,118,805
Net Income (Loss) Per Share	(.05)	.31	.38	.06	.70

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Items 10, 11, 12 and 13 of Part III, except for certain information relating to Executive Officers included in Part I, are omitted inasmuch as the Company intends to file with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2002, a definitive proxy statement containing information pursuant to Regulation 14A of the Securities Exchange Act of 1934 and such information shall be deemed to be incorporated herein by reference from the date of filing such document.

Item 14. Controls and Procedures

(a)Evaluation of disclosure controls and procedures. Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-K, the Company's principal officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Financial Statements. The following documents are filed as part of this report under Item 8:

Independent Auditors' Report

Statements of Operations for the years ended December 31, 2002, 2001 and 2000

Statements of Changes in Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000

Balance Sheets at December 31, 2002 and 2001

Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Notes to Financial Statements

(a)(1) Financial Statement Schedule.

Auditors' Consent and Report on Schedules – filed as part of this report on page 23

Schedule IX Valuation and Qualifying Accounts for the years ended December 31, 2002, 2001 and 2000 - filed as part of this report on page 24

All other schedules have been omitted because they are not applicable or are not required, or because the required information has been given in the Consolidated Financial Statements or notes thereto.

(a)(3) Exhibits. See "Exhibit Index" on page following signatures.

(b) Reports on Form 8-K. No reports on Form 8-K were filed during the last fiscal quarter of the Registrant's 2002 fiscal year.

(c) Exhibits. Reference made to item 14 (A)(3)

(d) Schedules. Reference made to item 14 (A)(2)

AUDITORS' CONSENT AND REPORT ON SCHEDULES

Audit Committee, Board of Directors and
Stockholders
Photo Control Corporation

We hereby consent to the incorporation by reference in this Annual Report on Form 10-K of Photo Control Corporation for the year ended December 31, 2002 of our report, dated January 17, 2003, appearing in the Company's 2002 Annual Report to Shareholders. We also consent to the incorporation by reference of such report in the registration statements on Form S-8 for the Photo Control Stock Option Plan.

In the course of our audit of the financial statements referred to in our report, dated January 17, 2003, included in the Company's 2002 Annual Report to Shareholders, we also audited the supporting schedule listed in Item 14(a)(2) of this Annual Report on Form 10-K. In our opinion, the schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Minneapolis, Minnesota
January 17, 2003

Virchow, Krause & Company, LLP

Schedule IX - Valuation and Qualifying Accounts and Reserves

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Year	Additions Charged (Credited) to Costs and Expenses	Additions Charged to Other Accounts Describe	Deductions Describe	Balance at End of Year
Year Ended December 31, 2002					
Allowance for Doubtful Accounts	$ 40,000	$ (4,408)	$ 5(a)	$ 4,403(b)	$ 40,000
Allowance for Inventory Obsolescence	$ 950,000	$ 275,950		$(825,950)(c)	$400,000
Allowance for Warranty	$ 200,000	$ 61,840		$(61,840)(d)	$200,000
Year Ended December 31, 2001					
Allowance for Doubtful Accounts	$ 40,000	$ (3,937)	$ 359(a)	$ (3,570)(b)	$ 40,000
Allowance for Inventory Obsolescence	$1,600,000	$ 157,936		$(807,936)(c)	$950,000
Allowance for Warranty	$ 200,000	$ 79,900		$ (79,900)(d)	$200,000
Year Ended December 31, 2000					
Allowance for Doubtful Accounts	$ 40,000	$ 2,952	$ 618(a)	$ (3,570)(b)	$ 40,000
Allowance for Inventory Obsolescence	$1,642,000	$ 395,487		$(437,487)(c)	$1,600,000
Allowance for Warranty	$ 108,000	$ 166,260		$ (74,260)(d)	$200,000

(a) Recoveries of amounts written off in prior years.

(b) Uncollectible accounts written off. In 2002 and 2001 write off of credits exceeded write off of uncollectible accounts.

(c) Inventory Disposed

(d) Claims Paid

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Photo Control Corporation

Date: March 7, 2003

By/s/Curtis R. Jackels
Curtis R. Jackels
Chief Executive Officer,
President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 7, 2003

/s/Curtis R. Jackels
Curtis R. Jackels, Chief Executive Officer, President and Director
(principal executive, financial and accounting officer)

Date: March 7, 2003

/s/ John R. Helmen
John R. Helmen, Chairman

Date: March 7, 2003

/s/ James R. Loomis
James R. Loomis, Director

Date: March 7, 2003

/s/ Richard P. Kiphart
Richard P. Kiphart, Director

Date: March 7, 2003

/s/ Scott S. Meyers
Scott S. Meyers, Director

Date: March 7, 2003

/s/ John McMillan
John McMillan, Director

Certifications

I, Curtis R. Jackels, certify that:

1. I have reviewed this annual report on Form 10-K of Photo Control Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedure (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its controlled subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Photo Control Corporation

Date: March 7, 2003

By/s/Curtis R. Jackels
Curtis R. Jackels
Chief Executive Officer,
President and Director
(principal executive and financial officer)

Photo Control Corporation

Exhibit Index

Exhibit		Page Number in Sequential Numbering of all Form 10-K and Exhibit Pages
3.1	Registrant's Restated Articles of Incorporation, as amended-incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988	*
3.2	Registrant's bylaws as amended-incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1989	*
10.1	Executive Salary Continuation Plan adopted August 9, 1985 together with Exhibits - incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1986	* **
10.2	The Registrant's 1983 Stock Option Plan - incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1989	* **
10.3	Form of Stock Option Agreement under the Registrant's 1983 Stock Option Plan - incorporated by reference to Exhibit 5 to the Registrant's Registration Statement on Form S-8, Reg. No. 2-85849	* **
10.4	Cash bonus plan for officers and key employees incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999	* **
10.5	Amendment to Stock Option Plan August 29, 1994 - incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994	* **
10.6	Amendment to Stock Option Plan, February 23, 1996-incorporated by reference to Exhibit 10.6 to the Registrant's annual report on form 10-K for the fiscal year ended December 31, 1995	* **

10.7	Amendment to Stock Option Plan, November 7, 1997-incorporated by reference to Exhibit 10.7 to the Registrant's annual report on form 10-K for the fiscal year ended December 31, 1997	**
10.8	Purchase and license agreement of Bookendz product line-incorporated by reference to Exhibit 10.1 to the Registrants report on form 8-K dated October 19, 2000	*
11	Statement of computation of per share earnings	29
23	Consent of Independent Auditors	30
25	Power of Attorney from Messrs. Helmen, Jackels, Loomis, McMillan, Kiphart and Meyers	31
99	Certification pursuant to 18 U.S.C.ss.135 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	32

*Incorporated by reference

** Indicates management contracts or compensation plans or arrangements required to be filed as exhibits.

Exhibit 11

Computation of Net Income Per Common Share

	December 31		
	2002	2001	2000
Net Income	$170,009	$ 721,741	$1,118,805
Weighted Average of Common Shares Outstanding	1,604,163	1,604,163	1,604,163
Dilutive Effect of Stock Option	42,869	63,641	70,824
	1,647,032	1,667,804	1,674,987
Basic Net Income Per Common Share	$ .11	$ .45	$ .70
Dilutive Net Income Per Common Share	$ .10	$ .43	$ .67

Exhibit 23

Auditors' Consent and Report on Schedules

Audit Committee, Board of Directors and
Stockholders
Photo Control Corporation

We hereby consent to the incorporation by reference in this Annual Report on Form 10-K of Photo Control Corporation for the year ended December 31, 2002, of our report, dated January 17, 2003, appearing in the Company's 2002 Annual Report to Shareholders. We also consent to the incorporation by reference of such report in the registration statements on Form S-8 for the Photo Control Stock Option Plan.

In the course of our audit of the financial statements referred to in our report, dated January 17, 2003, included in the Company's 2002 Annual Report to Shareholders, we also audited the supporting schedule listed in Item 14(a)(2) of this Annual Report on Form 10-K. In our opinion, the schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Minneapolis, Minnesota
January 17, 2003

Virchow Krause, & Company ,LLP

Exhibit 25

Power of Attorney Concerning Form 10-K Fiscal December 31, 2002

Each person whose signature appears below constitutes and appoints CURTIS R. JACKELS his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities to sign the Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and any or all amendments to such Annual Report on other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Date
/s/ Curtis R. Jackels, Chief Executive Officer, President and Director	March 7, 2003
/s/John R. Helmen, Chairman	March 7, 2003
/s/James R. Loomis, Director	March 7, 2003
/s/Richard P. Kiphart, Director	March 7, 2003
/s/Scott S. Meyers, Director	March 7, 2003
/s/John McMillan, Director	March 7, 2003

Exhibit 99

Certification Pursuant to 18 U.S.C.ss.1350, as Adopted to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Photo Control Corporation (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities listed below, hereby certifies, pursuant to 18U.S.C.ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Photo Control Corporation

Date: March 7, 2003

By/s/Curtis R. Jackels
Curtis R. Jackels
Chief Executive Officer,
President and Director
(principal executive and financial officer)